--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   RADCOM LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M 81865103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        DAVID ZIGDON                                   DAVID P. STONE, ESQ.
      C/O RADCOM LTD.                             C/O WEIL, GOTSHAL & MANGES LLP
 24 RAOUL WALLENBERG STREET                              767 FIFTH AVENUE
   TEL AVIV 6719, ISRAEL                                NEW YORK, NY 10153
       972-3-645-5004                                     (212) 310-8000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 7 Pages)




NY2:\1197220\02\PNS402!.DOC\68918.0003

----------------------------------- ----------------------------------------------                ---------------------------------
CUSIP No.                           M 81865103                                          13D                Page 2 of 7
----------------------------------- ----------------------------------------------                ---------------------------------
---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   ZOHAR ZISAPEL
                       I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                           (B) [X]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                         PF

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [  ]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAEL

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   2,433,975 (SEE ITEM 5)
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 0
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              2,433,975 (SEE ITEM 5)
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            0

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,433,975 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [  ]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   23.2%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- ------------------------------------------------





                                       2

----------------------------------- ----------------------------------------------                ---------------------------------
CUSIP No.                           M 81865103                                          13D                  Page 3 of 7
----------------------------------- ----------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   KLIL & MICHAEL LTD.
                       I.R.S. IDENTIFICATION NO.                                                  NOT APPLICABLE.
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                           (B) [X]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                         NOT APPLICABLE

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [  ]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAEL

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 2,433,975 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            2,433,975 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,433,975 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [  ]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   23.2%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       3

----------------------------------- ----------------------------------------------                ---------------------------------
CUSIP No.                           M 81865103                                          13D              Page 4 of 7
----------------------------------- ----------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   RAD DATA COMMUNICATIONS LTD.
                       I.R.S. IDENTIFICATION NO.                                                  NOT APPLICABLE.
                       OF ABOVE PERSON (ENTITIES ONLY):
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [ ]
                                                                                                                           (B) [X]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                         NOT APPLICABLE.

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [  ]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       ISRAEL

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 2,433,975 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            2,433,975 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,433,975 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [  ]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   23.2%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


           This amendment No. 1 amends the Schedule 13D dated March 19, 2002, and is filed by Zohar Zisapel, for and on behalf of himself, Klil & Michael Ltd. and RAD Data Communications Ltd. (each a "Reporting Person", and together the Reporting Persons"), with respect to the ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"), of RADCOM Ltd. (the "Company").

ITEM 3     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The aggregate amount of funds used by Zohar Zisapel in making the purchase of 195,858 Ordinary Shares referred to in Item 5(c) hereof was approximately $184,228. The source of such funds was the personal funds of Zohar Zisapel.

ITEM 5     INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 1 are incorporated herein by reference. As of September 24, 2002, the Reporting Persons beneficially owned 2,433,975 Ordinary Shares, or 23.2% of the total number of Ordinary Shares issued and outstanding. Of the 2,433,975 Ordinary Shares, 2,203,196 Ordinary Shares, or 21.0% of the total number of Ordinary Shares issued and outstanding, were owned of record by Zohar Zisapel; 48,333, or 0.5% of the total number of Ordinary Shares issued and outstanding, were options granted to Zohar Zisapel to acquire Ordinary Shares that vest within 60 days of September 24, 2002; 54,500 of the Ordinary Shares, or 0.5% of the total number of Ordinary Shares issued and outstanding, were owned of record by Klil & Michael Ltd.; and 127,946 Ordinary Shares, or 1.2% of the total number of Ordinary Shares issued and outstanding, were owned of record by RAD Data Communications Ltd.

           Except as set forth in this Item 5(a), none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, except for Yehuda Zisapel, beneficially owns any Ordinary Shares.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of pages 2, 3 and 4 of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) From March 12, 2002, through September 14, 2002, Zohar Zisapel purchased, through open-market transactions executed on the Nasdaq National Market, 54,500 Ordinary Shares at an average price per share of $0.94. The Ordinary Shares were purchased on the following dates, in the amounts and for the prices as shown in the table below.

-------------------------------------------------------------------------------------------------------------
                                                       PRICE PER ORDINARY SHARE
  DATE OF PURCHASE         NUMBER OF ORDINARY SHARES        IN U.S. DOLLARS       TOTAL COST IN U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
     July 30, 2002                 12,614                      $0.495                      $6,244
-------------------------------------------------------------------------------------------------------------
    August 1, 2002                  9,600                      $0.767                      $7,326
-------------------------------------------------------------------------------------------------------------
    August 2, 2002                  1,700                      $0.840                      $1,428
-------------------------------------------------------------------------------------------------------------
    August 5, 2002                 28,000                      $0.907                     $25,400
-------------------------------------------------------------------------------------------------------------
    August 6, 2002                 14,800                      $1.004                     $14,865
-------------------------------------------------------------------------------------------------------------
    August 7, 2002                 25,000                      $1.020                     $25,492
-------------------------------------------------------------------------------------------------------------
    August 8, 2002                  1,800                      $1.012                      $1,822
-------------------------------------------------------------------------------------------------------------


                                       5

-------------------------------------------------------------------------------------------------------------
                                                       PRICE PER ORDINARY SHARE
  DATE OF PURCHASE         NUMBER OF ORDINARY SHARES        IN U.S. DOLLARS       TOTAL COST IN U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
    August 9, 2002                  1,000                      $1.045                      $1,045
-------------------------------------------------------------------------------------------------------------
   August 12, 2002                  3,600                      $1.050                      $3,780
-------------------------------------------------------------------------------------------------------------
   August 15, 2002                  4,000                      $1.030                      $4,120
-------------------------------------------------------------------------------------------------------------
   August 16, 2002                    100                      $1.040                        $104
-------------------------------------------------------------------------------------------------------------
   August 20, 2002                  2,000                      $1.030                      $2,060
-------------------------------------------------------------------------------------------------------------
   August 21, 2002                  1,144                      $1.030                      $1,178
-------------------------------------------------------------------------------------------------------------
   August 22, 2002                  3,000                      $0.995                      $2,985
-------------------------------------------------------------------------------------------------------------
   August 26, 2002                 20,000                      $1.020                     $20,400
-------------------------------------------------------------------------------------------------------------
   August 27, 2002                  3,200                      $1.025                      $3,280
-------------------------------------------------------------------------------------------------------------
 September 3, 2002                 12,500                      $0.920                     $11,500
-------------------------------------------------------------------------------------------------------------
 September 4, 2002                 10,200                      $0.967                      $9,865
-------------------------------------------------------------------------------------------------------------
 September 5, 2002                 26,900                      $1.000                     $26,900
-------------------------------------------------------------------------------------------------------------
 September 6, 2002                  5,000                      $1.030                      $5,150
-------------------------------------------------------------------------------------------------------------
 September 9, 2002                  3,800                      $1.005                      $3,819
-------------------------------------------------------------------------------------------------------------
September 14, 2002                  5,900                      $0.920                      $5,428
-------------------------------------------------------------------------------------------------------------

           Except as set forth above, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, has effected any transaction in the Ordinary Shares since March 12, 2002.

           (d) Not applicable.

           (e) Not applicable.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


        EXHIBIT NO.                           DESCRIPTION
        -----------                           -----------

            1. Joint Filing Agreement by and among Zohar Zisapel, Klil & Michael Ltd. and RAD Data Communications Ltd., dated as of September 29, 2002.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ Zohar Zisapel
                                    -------------------------------------------
                                    Zohar Zisapel



                                    KLIL & MICHAEL LTD.

                                    By: /s/ Zohar Zisapel
                                        ---------------------------------------
                                        Name: Zohar Zisapel
                                        Title: Sole Director and Manager



                                    RAD DATA COMMUNICATIONS LTD.

                                    By: /s/ Zohar Zisapel
                                        ---------------------------------------
                                        Name: Zohar Zisapel
                                        Title: Director and Controlling Person


Dated: September 29, 2002

                                   SCHEDULE A


             DIRECTORS AND EXECUTIVE OFFICERS OF KLIL & MICHAEL LTD.
             -------------------------------------------------------

           Zohar Zisapel is a citizen of the State of Israel.

Name                          Present Business Address         Present Principal Occupation
----                          ------------------------         ----------------------------
Executive Officer,
Director and
Controlling Person:

Zohar Zisapel                 24 Raoul Wallenberg St.,         Chairman of the Board of
                              Tel Aviv 69719, Israel           RADCOM Ltd.



                                   SCHEDULE B


        DIRECTORS AND EXECUTIVE OFFICERS OF RAD DATA COMMUNICATIONS LTD.
        ----------------------------------------------------------------

           Unless otherwise specified, each person listed below is a citizen of the State of Israel.


Name                           Present Business Address                              Present Principal Occupation
----                           ------------------------                              ----------------------------
Executive Officers:
Efraim Wachtel                 24 Raoul Wallenberg St., Tel Aviv 69719, Israel       President and Chief Executive Officer of RAD
                                                                                     Data Communications Ltd.


Directors and Controlling
Persons:

Zohar Zisapel                  24 Raoul Wallenberg St., Tel Aviv 69719, Israel       Director of RADCOM Ltd.

Yehuda Zisapel                 24 Raoul Wallenberg St., Tel Aviv 69719, Israel       Director of various corporations

Nava Zisapel                   12 Hanechoshet St., Tel Aviv 69710, Israel            President and Chief Executive Officer of
                                                                                     Neurim Pharmaceuticals (1991) Ltd.; Professor
                                                                                     at Tel Aviv University
